Exhibit h(xx) under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

SCHEDULE 1
TO SECOND AMENDED AND RESTATED SERVICES AGREEMENT

The following lists the Funds and Shares subject to the Second Amended and Restated Services Agreement (“Agreement”) which have the ability to charge the maximum 0.25% Service Fee payable by the Funds pursuant to the Agreement.

FEDERATED MUNICIPAL SECURITIES INCOME TRUST:

Federated Ohio Municipal Income Fund
Class A Shares